FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

05013079

SEC MAIL PROCESSING
RECEIVED
DEC 05 2005
WASH, D.C. 185 SECTION

November 28, 2005

SUPPL

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 28, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

BARBARA O'NEILL

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

NOVEMBER 28, 2005

News Release: **05-05**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI TO COMMENCE DRILLING GOLD AND SILVER TARGETS AT THE SILVER PARK PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is expected to commence on Tuesday, Nov 29th at its Silver Park property in Lincoln County, Nevada. The planned 8 hole, 1,100 meters reverse circulation drill program will target both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets.

Historical mining of high-grade silver and gold veins at Silver Park occurred between 1870 and the early 1900's. In the 1970's, surface exploration programs identified larger zones of disseminated silver and gold mineralization adjacent to, and surrounding, past producing high-grade veins.

A recent mapping program by Northern Abitibi has outlined three main zones of alteration and mineralization, two of which will be drilled in the coming weeks. The West Zone contains the largest and best-exposed zone of alteration and mineralization and will be the main focus of the current drill program. At the West Zone, strong alteration and veining has been traced over an area 500 meters long by at least 200 meters wide. This zone is open at depth, to the south and southeast. A minimum of 6 drill holes will test mineralization in this zone.

The East Zone is located 300 meters east of the West Zone and contains strong alteration and silicification over an area 250 meters long by 100 meters wide, and is open to the southeast. At least two holes will be drilled in the East Zone during this phase of work.

The Qualified Person responsible for the design and implementation of the Field Program for Northern Abitibi is Dr. Shane Ebert, P.Geo.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the 274.69 Hectare Silver Park property by making staged annual payments to two property vendors.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE NOVEMBER 28, 2005

News Release: **05-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI TO COMMENCE DRILLING GOLD AND SILVER TARGETS AT THE SILVER PARK PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is expected to commence on Tuesday, Nov 29th at its Silver Park property in Lincoln County, Nevada. The planned 8 hole, 1,100 meters reverse circulation drill program will target both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets.

Historical mining of high-grade silver and gold veins at Silver Park occurred between 1870 and the early 1900's. In the 1970's, surface exploration programs identified larger zones of disseminated silver and gold mineralization adjacent to, and surrounding, past producing high-grade veins.

A recent mapping program by Northern Abitibi has outlined three main zones of alteration and mineralization, two of which will be drilled in the coming weeks. The West Zone contains the largest and best-exposed zone of alteration and mineralization and will be the main focus of the current drill program. At the West Zone, strong alteration and veining has been traced over an area 500 meters long by at least 200 meters wide. This zone is open at depth, to the south and southeast. A minimum of 6 drill holes will test mineralization in this zone.

The East Zone is located 300 meters east of the West Zone and contains strong alteration and silicification over an area 250 meters long by 100 meters wide, and is open to the southeast. At least two holes will be drilled in the East Zone during this phase of work.

The Qualified Person responsible for the design and implementation of the Field Program for Northern Abitibi is Dr. Shane Ebert, P.Geo.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the 274.69 Hectare Silver Park property by making staged annual payments to two property vendors.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **NOVEMBER 28, 2005**

News Release: **05-05** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI TO COMMENCE DRILLING GOLD AND SILVER TARGETS AT THE SILVER PARK PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is expected to commence on Tuesday, Nov 29th at its Silver Park property in Lincoln County, Nevada. The planned 8 hole, 1,100 meters reverse circulation drill program will target both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets.

Historical mining of high-grade silver and gold veins at Silver Park occurred between 1870 and the early 1900's. In the 1970's, surface exploration programs identified larger zones of disseminated silver and gold mineralization adjacent to, and surrounding, past producing high-grade veins.

A recent mapping program by Northern Abitibi has outlined three main zones of alteration and mineralization, two of which will be drilled in the coming weeks. The West Zone contains the largest and best-exposed zone of alteration and mineralization and will be the main focus of the current drill program. At the West Zone, strong alteration and veining has been traced over an area 500 meters long by at least 200 meters wide. This zone is open at depth, to the south and southeast. A minimum of 6 drill holes will test mineralization in this zone.

The East Zone is located 300 meters east of the West Zone and contains strong alteration and silicification over an area 250 meters long by 100 meters wide, and is open to the southeast. At least two holes will be drilled in the East Zone during this phase of work.

The Qualified Person responsible for the design and implementation of the Field Program for Northern Abitibi is Dr. Shane Ebert, P.Geo.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the 274.69 Hectare Silver Park property by making staged annual payments to two property vendors.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.